Exhibit 99.1

CI Financial to acquire Columbia Pacific Wealth Management and make strategic investment in Columbia Pacific Advisors

Transaction boosts CI’s U.S. assets to US$115 billion, making U.S. wealth management CI’s largest business line

MIAMI & TORONTO & SEATTLE--(BUSINESS WIRE)--December 15, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) and Columbia Pacific of Seattle today announced a strategic relationship in which CI will invest in the continued growth of Columbia Pacific’s world-class wealth management and alternative asset management firms.

Under the agreements, CI will acquire Columbia Pacific Wealth Management (“CPWM”), which has US$6.4 billion in total assets under management and provides a full range of wealth management solutions to high-net-worth and ultra-high-net-worth clients on the West Coast and across the United States. Additionally, CI will acquire a minority stake in Columbia Pacific Advisors, LLC (“CPA”), an alternative asset management firm that manages US$3.5 billion in total assets under management across a broad selection of institutional-caliber real estate private equity, direct lending, opportunistic and hedged strategies.

“Columbia Pacific has built remarkable wealth management and alternative asset management businesses centered on delivering the best possible outcomes for their clients and investors,” said Kurt MacAlpine, Chief Executive Officer of CI Financial. “Their success has been driven by highly skilled and committed leadership teams with extensive experience in financial services and other businesses. The cultural alignment and shared vision for growth make this an exciting opportunity for CI as we continue to attract the best firms in the business to CI Private Wealth.”

“CI’s investment is evidence of the success of our deliberate and long-term strategy to build enduring wealth management and alternative asset management businesses,” said Alex Washburn, Co-Founder and Managing Partner of CPWM and CPA. “This partnership will also broaden the resources and support available to Columbia Pacific as we continue to enhance the universe of investment opportunities for the families we advise. CI has earned a reputation for investing in best-in-class teams, and we are thrilled to partner with them as they make a permanent investment in our companies. On behalf of our executive teams, I would like to thank our colleagues at CPWM and CPA for their drive, commitment and continuing focus on delivering outstanding service and performance to our clients and investors. We are just getting started!”

Columbia Pacific Wealth Management

CPWM serves high-net-worth and ultra-high-net-worth individuals and families and select institutions from offices in Seattle and San Francisco. It provides comprehensive wealth management services, including retirement, estate, tax, and cash flow planning, risk management, and investment management, including alternative, ESG, and impact investing. CPWM is led by Managing Partners Alex Washburn and Peder Schmitz, President Derek Crump, and Tyler Gaspard. The company was founded by Mr. Washburn, Mr. Schmitz, Stan Baty, and Dan Baty.

As part of the transaction, CPWM owners will become equity partners in CI Private Wealth, the private partnership that holds CI’s broader U.S. wealth management business.

“CPWM, with its comprehensive approach to wealth planning and a loyal, growing client base, is a fantastic fit with the other high-quality RIAs at CI Private Wealth and is another significant step forward in building the leading wealth management platform for high-net-worth and ultra-high-net-worth families in the U.S,” said Mr. MacAlpine. “The decision by CPWM partners to take individual ownership stakes in CI Private Wealth not only shows their dedication to the continued success of their current clients, but their dedication to the growth and development of the broader partnership.”

“We’re excited by the opportunity to invest in the growth of CI Private Wealth and to work alongside other exceptional, like-minded firms to offer the best in wealth management services,” said Mr. Washburn.

Columbia Pacific Advisors

CPA provides alternative investment strategies that include real estate private equity, direct lending to real estate, commercial, and industrial businesses, opportunistic and hedged strategies. The quality of the firm’s strategies has attracted clients from the U.S. and internationally, including individuals and institutions such as pension funds and sovereign wealth funds. CPA has participated in over $10 billion in transactions since its inception.

CPA, founded in 2006 by Mr. Washburn, Managing Partner, Stan Baty, Managing Partner, and Dan Baty, identified a need to deliver institutional-level alternative investment management in the Pacific Northwest. The firm leverages the founders’ extensive experience in real estate and private markets investments.

Following the completion of the Columbia Pacific transactions, the leadership teams at CPWM and CPA will remain in place.

When these and other outstanding transactions are completed, CI’s U.S. wealth management assets are expected to be approximately US$115 billion (C$147 billion). As a result, U.S. wealth management will become CI’s largest business line by assets, exceeding core asset management and Canadian wealth management. CI’s total assets globally are expected to reach approximately US$293 billion (C$375 billion).

Columbia Pacific will also deepen CI’s presence in the Pacific Northwest and on the West Coast, following CI’s October agreement to invest in McCutchen Group, LLC, a Seattle-based registered investment advisor focused on ultra-high-net-worth clients.

Berkshire Global Advisors LP served as exclusive financial advisor to CPWM and CPA, and Stradley Ronon Stevens & Young, LLP acted as legal advisor. CI’s legal advisor was Hogan Lovells US LLP. The transactions are expected to close later this month, subject to regulatory and other customary closing conditions. Financial terms were not disclosed.

Asset amounts as at November 30, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$338.1 billion (US$264.6 billion) in client assets as at November 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of CPWM, CPA, RegentAtlantic Capital, LLC, Gofen and Glossberg, LLC, and R.H. Bluestein & Co. will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com